SOPHiA GENETICS Reports Fourth Quarter and Full Year 2024 Results
BOSTON, United States and ROLLE, Switzerland, March 4, 2025 — SOPHiA GENETICS (Nasdaq: SOPH), a cloud-native software company and leader in data-driven medicine, today reported financial results for its fourth quarter and fiscal year ended December 31, 2024.
Fourth Quarter 2024 Financial Highlights
•Revenue was $17.7 million, up 4% year-over-year or 6% on a constant currency basis excluding COVID-19-related revenue
•Gross margin was 68.2% on a reported basis and 74.2% on an adjusted basis, compared to 69.8% and 73.4% in the prior year period, respectively
•Operating loss was $17.4 million on a reported basis and $10.2 million on an adjusted basis, representing year-over-year improvements of 8% and 23%, respectively

Full Year 2024 Financial Highlights
•Revenue was $65.2 million, up 4% year-over-year or 5% on a constant currency basis excluding COVID-19-related revenue
•Gross margin was 67.4% on a reported basis and 72.8% on an adjusted basis, compared to 68.8% and 72.2% in the prior year period, respectively
•Operating loss was $66.6 million on a reported basis and $44.8 million on an adjusted basis, representing year-over-year improvements of 11% and 20%, respectively

“We continued driving widespread adoption of SOPHiA DDMTM in 2024, achieving a record number of analyses, major new customers wins, and healthy volume growth during the year, despite BioPharma headwinds which impacted overall performance and resulted in softer revenue growth than we would have liked,” said Jurgi Camblong, PhD., Chief Executive Officer and Co-founder. “We also refueled the Company’s growth engine in 2024 by launching an exciting suite of new products and signing a record number of new customers, all while making meaningful improvements to both operating expenses and gross margin.”

Camblong added, “Looking forward to 2025, we are well positioned to reaccelerate growth. Catalysts for the year include the new Liquid Biopsy application MSK-ACCESS® powered with SOPHiA DDMTM which has already attracted 34 customers since its launch in Q2, exciting opportunities in the U.S., and an impressive base of 92 new customers to onboard and expand over the course of the year.”
Business Highlights
Expanding usage of SOPHiA DDMTM worldwide
•Performed a record 352,000 analyses in FY 2024, representing 11% year-over-year volume growth, or 13% when excluding COVID-related volumes
•Delivered strong analysis volume growth in FY 2024 in NORAM and APAC with 33% and 40% year-over-year growth, respectively
•Reached 472 core genomics customers as of December 31, 2024, who use SOPHiA DDMTM regularly to analyze cases of cancer and rare disease, up from 450 customers at the end of Q4 2023
•Completed implementation for a record 35 new customers during Q4, up from an average of 19 new customers per quarter for the rest of 2024

Landing new Clinical customers to fuel future platform growth
•Signed a record 92 new customers in FY 2024, including 31 new customers in Q4 2024, who will implement SOPHiA DDMTM and begin generating revenue over the next twelve months
•Recently signed major new customers across geographies including M42 in the United Arab Emirates who is adopting MSK-ACCESS® powered with SOPHiA DDMTM, Fundación Jiménez Díaz in Spain who is adopting MSK-ACCESS® and MSK-IMPACT® powered with SOPHiA DDMTM, and Mount Sinai in the United States who is adopting HemOnc and Solid Tumor applications

•Entered into a collaboration with Genesis Healthcare Co., Japan's leading private genetic testing company, to accelerate access to genomic testing, data, and AI analytics for the Japanese population and support BioPharma companies with advanced research and market access

Accelerating platform adoption with new applications
•Signed a total of 34 new customers to the Liquid Biopsy application MSK-ACCESS® powered with SOPHiA DDMTM since its launch in Q2 2024
•Completed implementation for a total of 15 MSK-ACCESS® customers who will ramp up usage of the application over the course of 2025
•Signed a total of 7 customers to MSK-IMPACT® powered with SOPHiA DDMTM since the Solid Tumor application’s launch in October 2024
•Continued to drive significant demand for MSK-ACCESS® and MSK-IMPACT® as the pipeline of ongoing discussions reached more than 60 identified opportunities going into 2025

Continued driving strong business momentum in the U.S. market
•Delivered 23% year-over-year Clinical revenue growth in the U.S. in FY 2024, making the country one of the Company’s largest and fastest growing markets going into 2025
•Recently signed Mount Sinai, one of the leading hospital systems in the world based in New York City, who is adopting HemOnc and Solid Tumor applications
•Expanded our partnership with Mayo Clinic as the top-ranked hospital now plans to adopt additional HemOnc applications

Growing sustainably by maintaining an obsession with operational excellence
•Remained laser-focused on operational excellence and improved adjusted operating loss by 23% year-over-year in Q4 2024 and 20% year-over-year in FY 2024, while also strengthening commercial teams and maintaining investments in high impact R&D
•Expanded adjusted gross margin by 80bps year-over-year to 74.2% in Q4 2024 with ongoing, continuous improvements to data processing, compute, and storage costs
•The Company remains committed to profitable growth and expects to be approaching adjusted EBITDA breakeven by the end of 2026 and crossing over to positive adjusted EBITDA in the second half of 2027
2025 Financial Outlook
Based on information as of today, SOPHiA GENETICS is providing the following guidance:
•Full-year revenue between $72 million and $76 million, representing growth of approximately 10% to 17% compared to FY 2024
•Adjusted EBITDA loss between $35 million and $39 million, compared to $40.2 million in FY 2024
Other than with respect to revenue, the Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted gross margin (non-IFRS measure) to gross margin (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying amortization of capitalized research & development expenses that are necessary for such reconciliation. In addition, the Company does not provide a reconciliation of forward-looking adjusted operating loss (non-IFRS measure) to operating loss (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying amortization of capitalized research & development expenses and intangible assets, share-based compensation expenses, and non-cash portion of pensions paid in excess of actual contributions, that are necessary for such reconciliation. The Company does not provide reconciliation of forward-looking adjusted EBITDA (non-IFRS measure) to net loss (the most comparable IFRS measure) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, including income tax, depreciation, amortization, fair value adjustments on warrant obligations, and foreign exchange gain (losses), net. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to calculate projected net loss at this time.
Earnings Call and Webcast Information
SOPHiA GENETICS will host a conference call and live webcast to discuss the fourth quarter and full year 2024 results, and financial guidance for the full year 2025 on Tuesday, March 4, 2025, at 8:00 a.m. (08:00) Eastern Time / 2:00 p.m. (14:00) Central European Time. The call will be webcast live on the SOPHiA GENETICS

Investor Relations website, ir.sophiagenetics.com. Additionally, an audio replay of the conference call will be available on the SOPHiA GENETICS website after its completion.
Non-IFRS Financial Measures
To provide investors with additional information regarding the company’s financial results, SOPHiA GENETICS has disclosed here and elsewhere in this earnings release the following non-IFRS measures:
•Adjusted gross profit, which the company calculates as revenue minus cost of revenue adjusted to exclude amortization of capitalized research and development expenses;
•Adjusted gross profit margin, which the company calculates as adjusted gross profit as a percentage of revenue;
•Adjusted operating loss, which the company calculates as operating loss adjusted to exclude amortization of capitalized research and development expenses, amortization of intangible assets, share-based compensation expense, non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense, and costs associated with corporate restructuring;
•EBITDA, which the company calculates as loss for the year before depreciation, amortization, interest income, interest expense, fair value adjustments on warrant obligations, foreign exchange (losses) gains, net, and income tax (expense) benefit; and
•Adjusted EBITDA, which the company calculates as EBITDA adjusted to exclude share-based compensation expense, non-cash pension expenses, and costs associated with restructuring.
These non-IFRS measures are key measures used by SOPHiA GENETICS management and board of directors to evaluate its operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, the company believes that these non-IFRS measures provide useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.
These non-IFRS measures have limitations as financial measures, and you should not consider them in isolation or as a substitute for analysis of SOPHiA GENETICS’ results as reported under IFRS. Some of these limitations are:
•These non-IFRS measures exclude the impact of depreciation. Although depreciation is a non-cash charge, the assets being depreciated may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of interest expense. Interest expense will continue to be for the foreseeable future a recurring expense based on the company’s financial liabilities;
•These non-IFRS measures exclude the impact of interest income. Interest income will continue to be for the foreseeable future recurring income based on the company’s financial assets;
•These non-IFRS measures exclude the impact of income taxes. Income taxes will continue to be for the foreseeable future a recurring expense incurred in the various jurisdictions in which the company operates;
•These non-IFRS measures exclude the impact of foreign exchange gains (losses),net. Foreign exchange gains and losses will continue to be for the foreseeable future a recurring expense incurred as the company participates in transactions outside of the company’s functional currency;
•These non-IFRS measures exclude the impact of fair value adjustments of warrant obligations. Fair value adjustments on warrant obligations will continue to be for the foreseeable future a recurring expense incurred as the company has outstanding warrant obligations;

•These non-IFRS measures exclude the impact of amortization of capitalized research and development expenses and intangible assets. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in the company’s business and an important part of its compensation strategy;
•These non-IFRS measures exclude the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in the business;
•These non-IFRS measures exclude the impact of costs associated with corporate restructuring, which we may incur from time to time; and
•Other companies, including companies in the company’s industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.
Because of these limitations, you should consider these non-IFRS measures alongside other financial performance measures, including various cash flow metrics, net income and other IFRS results.
The tables below provide the reconciliation of the most comparable IFRS measures to the non-IFRS measures for the periods presented.
Presentation of Constant Currency Revenue and Excluding COVID-19-Related Revenue
SOPHiA GENETICS operates internationally, and its revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar depending on the company’s customers’ geographic locations. Changes in revenue include the impact of changes in foreign currency exchange rates. We present the non-IFRS financial measure “constant currency revenue” (or similar terms such as constant currency revenue growth) to show changes in revenue without giving effect to period-to-period currency fluctuations. Under IFRS, revenues recorded in local (non-U.S. dollar) currencies are translated into U.S. dollars at the average monthly exchange rate for the month in which the transaction occurred. When the company uses the term “constant currency”, it means that it has translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. The company then calculates the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.
The company’s management and board of directors use constant currency revenue growth to evaluate growth and generate future operating plans. The exclusion of the impact of exchange rate fluctuations provides comparability across reporting periods and reflects the effects of customer acquisition efforts and land-and-expand strategy. Accordingly, it believes that this non-IFRS measure provides useful information to investors and others in understanding and evaluating revenue growth in the same manner as the management and board of directors. However, this non-IFRS measure has limitations, particularly as the exchange rate effects that are eliminated could constitute a significant element of its revenue and could significantly impact performance and prospects. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and other IFRS results.
In addition to constant currency revenue, the company presents constant currency revenue excluding COVID-19-related revenue to further remove the effects of revenues that are derived from sales of COVID-19-related offerings, including a NGS assay for COVID-19 that leverages the SOPHiA DDMTM Platform and related products and solutions analytical capabilities and COVID-19 bundled access products. SOPHiA GENETICS do not believe that these revenues reflect its core business of commercializing its platform because the company’s COVID-19 solution was offered to address specific market demand by its customers for analytical capabilities to assist with their testing operations. The company does not anticipate additional development of its COVID-19-related solution as the pandemic transitions into a more endemic phase and as customer demand continues to decline. Further, COVID-19-related revenues did not constitute, and the company does not expect COVID-19-related revenues to constitute in the future, a significant part of its revenue. Accordingly, the company believes that this non-IFRS measure provides useful information to investors and others in understanding and evaluating its revenue growth. However, this non-IFRS measure has limitations, including that COVID-19-related revenues contributed to the company’s cash position, and other companies may define COVID-19-related revenues differently. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and other IFRS results.
The table below provides the reconciliation of the most comparable IFRS growth measures to the non-IFRS growth measures for the current period.
About SOPHiA GENETICS
SOPHiA GENETICS (Nasdaq: SOPH) is a cloud-native healthcare technology company on a mission to expand access to data-driven medicine by using AI to deliver world-class care to patients with cancer and rare disorders across the globe. It is the creator of SOPHiA DDM™, a platform that analyzes complex genomic and multimodal data and generates real-time, actionable insights for a broad global network of hospital, laboratory, and biopharma institutions. For more information, visit SOPHiAGENETICS.COM and connect with us on LinkedIn.
Forward-Looking Statements
This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including 2023 guidance and statements regarding our future results of operations and financial position, business strategy, products and technology, partnerships, and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.
Investor and Media Contact:
Kellen Sanger
IR@sophiagenetics.com
media@sophiagenetics.com

SOPHiA GENETICS SA
Consolidated Statement of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
Revenue	$17,733	$17,048	$65,173	$62,371
Cost of revenue	(5,631)	(5,150)	(21,236)	(19,458)
Gross profit	12,102	11,898	43,937	42,913
Research and development costs	(9,143)	(9,759)	(34,366)	(36,969)
Selling and marketing costs	(7,854)	(7,966)	(29,369)	(28,423)
General and administrative costs	(12,665)	(13,269)	(46,953)	(53,301)
Other operating income, net	116	150	183	954
Operating loss	(17,444)	(18,946)	(66,568)	(74,826)
Interest income	655	961	3,362	4,547
Interest expense	(681)	(150)	(1,913)	(588)
Fair value adjustments on warrant obligations	104	—	370	—
Foreign exchange gains (losses), net	2,824	(5,917)	3,479	(7,628)
Loss before income taxes	(14,542)	(24,052)	(61,270)	(78,495)
Income tax expense	(616)	(8)	(1,223)	(486)
Loss for the period	(15,158)	(24,060)	(62,493)	(78,981)
Attributable to the owners of the parent	(15,158)	(24,060)	(62,493)	(78,981)

Basic and diluted loss per share	$(0.23)	$(0.37)	$(0.95)	$(1.22)

SOPHiA GENETICS SA
Consolidated Statement of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
Loss for the period	$(15,158)	$(24,060)	$(62,493)	$(78,981)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss
Currency translation adjustments	(7,530)	(3,382)	(9,679)	15,037
Total items that may be reclassified to statement of loss	(7,530)	(3,382)	(9,679)	15,037
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	558	71	327	(212)
Total items that will not be reclassified to statement of loss	558	71	327	(212)
Other comprehensive (loss) income for the period	$(6,972)	$(3,311)	$(9,352)	$14,825
Total comprehensive loss for the period	$(22,130)	$(27,371)	$(71,845)	$(64,156)
Attributable to owners of the parent	$(22,130)	$(27,371)	$(71,845)	$(64,156)

SOPHiA GENETICS SA
Consolidated Balance Sheet
(Amounts in USD thousands)
(Unaudited)

	December 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$80,226	$123,251
Accounts receivable	7,436	13,557
Inventory	5,868	6,482
Prepaids and other current assets	5,875	4,757
Total current assets	99,405	148,047
Non-current assets
Property and equipment	5,209	7,469
Intangible assets	28,998	27,185
Right-of-use assets	14,168	15,635
Deferred tax assets	1,767	1,720
Other non-current assets	5,762	6,100
Total non-current assets	55,904	58,109
Total assets	$155,309	$206,156
Liabilities and equity
Current liabilities
Accounts payable	$5,220	$5,391
Accrued expenses	13,217	17,808
Deferred contract revenue	5,732	9,494
Lease liabilities, current portion	2,190	2,928
Warrant obligations	444	—
Total current liabilities	26,803	35,621
Non-current liabilities
Borrowings	13,237	—
Lease liabilities, net of current portion	14,603	15,673
Defined benefit pension liabilities	3,839	3,086
Other non-current liabilities	337	334
Total non-current liabilities	32,016	19,093
Total liabilities	58,819	54,714
Equity
Share capital	4,188	4,048
Share premium	472,244	471,846
Treasury shares	(702)	(646)
Other reserves	61,037	53,978
Accumulated deficit	(440,277)	(377,784)
Total equity	96,490	151,442
Total liabilities and equity	$155,309	$206,156

SOPHiA GENETICS SA
Consolidated Statement of Cash Flows
(Amounts in USD thousands)
(Unaudited)

	Year ended December 31,
	2024	2023
Operating activities
Loss before tax	$(61,270)	$(78,495)
Adjustments for non-monetary items
Depreciation	4,575	5,508
Amortization	4,021	2,828
Finance (income) expense, net	(5,210)	2,934
Interest expense from borrowings	—	—
Fair value adjustments on warrant obligations	(370)	—
Expected credit loss allowance	(523)	214
Share-based compensation	16,488	15,242
Intangible assets write-off	—	—
Movements in provisions and pensions	1,617	308
Research tax credit	(726)	(1,129)
Loss on disposal of property and equipment	—	28
Gain on disposal of lease liability	—	(733)
Working capital changes
Decrease (Increase) in accounts receivable	5,892	(6,500)
(Increase) decrease in prepaids and other assets	(1,157)	1,375
Decrease (Increase) in inventory	69	(874)
(Decrease) Increase in accounts payables, accrued expenses, deferred contract revenue, and other liabilities	(7,385)	6,871
Cash used in operating activities	(43,979)	(52,423)
Income tax paid	(536)	(801)
Interest paid	(1,728)	(6)
Interest received	3,421	4,655
Net cash flows used in operating activities	(42,822)	(48,575)
Investing activities
Purchase of property and equipment	(244)	(1,494)
Acquisition of intangible assets	(195)	(263)
Capitalized development costs	(7,737)	(7,469)
Proceeds upon maturity of term deposits	—	17,546
Purchase of term deposits	—	—
Net cash flow (used in) provided from investing activities	(8,176)	8,320
Financing activities
Proceeds from exercise of share options	405	226
Proceeds from borrowings, net of transaction costs	13,930	—
Capitalized borrowing transaction costs	—	—
Payments of principal portion of lease liabilities	(2,750)	(3,043)
Net cash flow provided from (used in) financing activities	11,585	(2,817)
Decrease in cash and cash equivalents	(39,413)	(43,072)
Effect of exchange differences on cash balances	(3,612)	5,018
Cash and cash equivalents at beginning of the year	123,251	161,305
Cash and cash equivalents at end of the year	$80,226	$123,251

SOPHiA GENETICS SA
Reconciliation of IFRS Net Loss to EBITDA and Adjusted EBITDA
(Amounts in USD thousands)
(Unaudited)

	Three months ended December 31,				Year ended December 31,
	2024		2023		2024		2023
Loss for the period	$(15,158)	$—	$(24,060)	$—	$(62,493)	$—	$(78,981)
Exclude the impact of:
Depreciation	$1,136		$1,170		$4,575		$6,030
Amortization	1,152		811		4,021		2,828
Interest income	(655)	—	(961)	—	(3,362)	—	(4,547)
Interest expense	681	—	150	—	1,913	—	588
Fair value adjustments on warrant obligations	(104)	—	—	—	(370)	—	—
Foreign exchange gains (losses), net	(2,824)	—	5,917	—	(3,479)	—	7,628
Income tax expense	616	—	8	—	1,223	—	486
EBITDA	$(15,156)		$(16,965)		$(57,972)		$(65,968)
Adjustments to EBITDA:
Share-based compensation expense(1)	5,078		4,211		16,488		15,247
Non-cash pension expenses (income)(2)	1,027		(625)		1,306		(394)
Costs associated with restructuring(3)	—		1,232		—		1,232
Adjusted EBITDA	$(9,051)		$(12,147)		$(40,178)		$(49,883)

SOPHiA GENETICS SA
Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth
and Constant Currency Revenue Growth Excluding COVID-19-Related Revenue
(Amounts in USD thousands, expect for %)
(Unaudited)

	Three months ended December 31,			Year ended December 31,
	2024	2023	Growth	2024	2023	Growth
IFRS revenue	$17,733	$17,048	4%	$65,173	$62,371	4%
Current period constant currency impact	192	—		129	—
Constant currency revenue	$17,925	$17,048	5%	$65,302	$62,371	5%
COVID-19-related revenue	(35)	(106)		(78)	(319)
Constant currency impact on COVID-19-related revenue	(2)	—		—	—
Constant currency revenue excluding COVID-19-related revenue	$17,888	$16,942	6%	$65,224	$62,052	5%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin
(Amounts in USD thousands, except percentages)
(Unaudited)

	Three months ended December 31,			Year ended December 31,
	2024		2023	2024	2023
Revenue	$17,733		$17,048	$65,173	$62,371
Cost of revenue	(5,631)	—	(5,150)	(21,236)	(19,458)
Gross profit	$12,102		$11,898	$43,937	$42,913
Amortization of capitalized research and development expenses(4)	1,061		619	3,524	2,099
Adjusted gross profit	$13,163		$12,517	$47,461	$45,012

Gross profit margin	68.2%		69.8%	67.4%	68.8%
Amortization of capitalized research and development expenses(4)	6.0%		3.6%	5.4%	3.4%
Adjusted gross profit margin	74.2%		73.4%	72.8%	72.2%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Operating Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
Operating loss	$(17,444)	$(18,946)	$(66,568)	$(74,826)
Amortization of capitalized research & development expenses(4)	1,061	619	3,524	2,099
Amortization of intangible assets(5)	90	193	497	729
Share-based compensation expense(1)	5,078	4,211	16,488	15,247
Non-cash pension expense(2)	1,027	(625)	1,306	(394)
Costs associated with restructuring(3)	—	1,232	—	1,232
Adjusted operating loss	$(10,188)	$(13,316)	$(44,753)	$(55,913)

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.

(2)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remains a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.

(3)Costs associated with restructuring consists of compensation paid to employees during their garden leave period, severance, and any other amounts legally owed to the employees resulting from their termination as part of a planned workforce reduction, which we undertook to optimize our operations. Additionally, it includes any legal fees incurred as part of the restructuring process. While such actions are not planned going forward as part of our regular operations, we expect such expenses could still be incurred from time to time based on corporate needs.

(4)Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.

(5)Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments.